

SPOUTIBLE

Shape the Future of Social Media: Invest in Spoutible's Crusade for a Better Digital World

spoutible.com   New York, NY   Technology   Mobile Apps   Moonshots   Recreation

Highlights

1 Committed to fostering diversity, inclusion, and accountability, reflecting a platform for everyone.

2 Zero tolerance for targeted harassment, hate speech, and disinformation with clear, enforced rules.

Significant organic growth and thriving community with over 17 million monthly

3 Significant organic growth and thriving community with over 13 million monthly visits.

4 More than 267 million monthly requests.

5 14.07 terabyte monthly data transfer shows strong and consistent user activity.

6 Highly rated Android and iOS user experience reflecting strong approval from Spoutible users.

7 Algorithm-free timeline that ensures an unfiltered user experience and more organic interactions.

8 Innovative features including account ratings, auto-threading, and AI-powered thread summaries.

Our Team



Christopher Bouzy CEO

Christopher has a distinguished career spanning 23 years in the tech industry. Renowned for his contributions to social media analytics and digital security, he founded Bot Sentinel, leading the charge against disinformation and online harassment.



Phil Schnyder COO

Phil has spent over 30 years in the tech industry, working with multiple startups and public companies. During this time, he has led teams that have sold over a quarter billion dollars of software.

Charting Spoutible's Growth: A Data-Driven Look

We invite you to be part of a groundbreaking venture that aims to redefine social media interactions for the better. Welcome to Spoutible, a pioneering social media platform with a vision to foster a safe, inclusive, and enjoyable online space "for all." Unlike conventional platforms, Spoutible is a beacon of innovation committed to ensuring that social engagements remain vibrant without compromising user safety.

Spoutible's emergence as a response to the need for a more inclusive and user-friendly social media platform is timely and significant. Its founder, Christopher Bouzy, who also founded the widely acclaimed Twitter analytics service Bot Sentinel, envisioned a space where users could engage in meaningful conversations without hate and misinformation. This vision resonated with many, especially in the wake of major social media acquisitions and the evolving digital landscape.

Furthermore, the first-hand accounts from beta testers and early adopters reflect a promising trajectory for Spoutible. The high ratings on app stores and positive reviews highlight a burgeoning community that appreciates the platform's fresh approach to social media engagement.

Why Wefunder?

Spoutible's journey began as a community-driven endeavor, shaped by thousands who contributed to its development even before it had a name. This platform was created with a focus on community input, encompassing everything from feature selection to policy implementation. As Spoutible continues to evolve, maintaining this ethos of community-led growth and decision-making remains a core principle, influencing our choice of Wefunder for our fundraising efforts. Wefunder aligns with our mission to democratize social media, offering a space where everyone, not just big investors, can influence the future of digital communication.

In Nov of 2022, I conducted the following Twitter poll, and it started the discussion that led to Spoutible becoming a reality:



Christopher Bouzy
@cbouzy
···

Would you switch if we built a platform similar to Twitter but improved the best features while fixing everything wrong with Twitter? The technology that powers Bot Sentinel would power our platform, and our focus would be on mitigating disinformation and targeted harassment.

Yes, I would switch.	78.7%
No, I like it here.	3.7%
I am not sure.	17.6%

75,673 votes · Final results

9:29 AM · Nov 16, 2022

Our partnership with Wefunder is more than a financial strategy; it's an invitation to our community and beyond to become deeply involved in Spoutible's evolution. This approach allows our supporters to literally take ownership in the platform, ensuring that Spoutible stays true to the voices that matter the most – the users. Investing in Spoutible through Wefunder is a declaration of belief in a platform dedicated to authentic expression, user well-being, and fostering a healthier, more inclusive expression, user well-being, and fostering a healthier, more inclusive digital environment. As Spoutible grows, our investors do too, not just financially, but as crucial participants in a movement aimed at transforming social media for the better.

By choosing Wefunder, Spoutible reinforces its commitment to inclusivity and accessibility, allowing investment opportunities at various levels, making it possible for everyone to contribute and share in our collective success. Our choice of Wefunder mirrors the principles behind Spoutible; it's about fostering community, collaboration, and collective power to drive change. Wefunder is more than a funding tool; it is the embodiment of our philosophy, creating a social media platform that is truly for and by the people.

Rise In Hate Speech

In a world increasingly connected by social platforms, the rise in hate speech casts a long, troubling shadow. Twitter has seen a stark increase in such toxic rhetoric, with data painting a harrowing picture: hate speech against gay men has climbed by 58%, against Jews by 61%, and a staggering 202% against Black individuals. This uptick signals a profound need for change—a shift towards platforms that nurture positivity and understanding.

Spoutible arrives as a beacon of hope amidst these turbulent digital waters. It emerges as a champion for a kinder, more responsible social media landscape, where conversations are anchored in dignity and mutual respect. As a harbinger of an enlightened digital age, Spoutible places safety and inclusivity at its core, steadfast in its mission to ensure that every voice not only resonates but does so within a space free from vitriol and discrimination.

The burgeoning popularity of Spoutible is a clear indicator of a collective desire for a paradigm shift. Its steady growth echoes the public's appetite for a sanctuary online, where the blight of hate does not mar the exchange of ideas. Spoutible is not merely a new player in the social media game; it is the dawn of a new era. It is an era where respect and diversity are not mere buzzwords but the very pillars that support every interaction, promising a digital community where the light of positive engagement dispels the darkness of hate.



Source: The New York Times

A Platform Rooted in Inclusion and Safety

Spoutible is driven by a mission to transform the social media landscape that has remained largely unchanged for over two decades. Spoutible is designed to promote diversity, inclusion, and accountability, with a

significant influence from women, people of color, disabled individuals, and the LGBTQ+ community. We have a zero-tolerance policy against targeted harassment, hate speech, disinformation, and platform manipulation. By enforcing our clear and fair rules, we ensure that toxic behavior is curtailed, creating a harmonious environment for genuine interactions.

A Visionary Team

Spearheaded by Christopher Bouzy, the Spoutible team is a blend of passion, expertise, and a relentless drive to create a positive online community. Since launching Spoutible, the team has released a new feature each week and has maintained an unprecedented development pace.

Innovative Features

Spoutible is a feature-rich platform offering an algorithm-free timeline, encrypted Direct Messages (DMs), a free monetization button, anti-abuse tools, and more, ensuring a user-centric experience. Our unique features, like Auto-Threading, Collaborative-Threading, and AI-powered thread summaries, facilitate cohesive conversations and collaborative discourse among users. Spoutible is continuously evolving with upcoming features such as Interest-based Connections, AI Assistants, and Pods (live audio and video chat features) to enhance user engagement and satisfaction.



Feature Comparison	Spoutible	X	Mastodon	Threads	Post	Bluesky	Spill
Sign Up w/o Invite Code	✓	✓	✓	✓	✓	✗	✗
Android App	✓	✓	✓	✓	✓	✓	✗

Android App	✓	✓	✓	✓	✓	✓	✗
iOS App	✓	✓	✓	✓	✓	✓	✓
Web App	✓	✓	✓	✓	✓	✓	✗
Block Button	✓	✓	✓	✓	✓	✓	✓
Threads	✓	✓	✓	✓	✓	✓	✗
Quote Repost	✓	✓	✗	✓	✓	✓	✓
Dark Mode	✓	✓	✓	✓	✓	✓	✓
GIF Support	✓	✓	✓	✓	✓	✗	✓
Video Support	✓	✓	✓	✓	✓	✗	✓
Mute Button	✓	✓	✓	✓	✓	✓	✗
Edit Button	✓	$	✓	✓	✓	✗	✗
Two-Factor Authentication	✓	✓	✓	✓	✓	✗	✗
Polls	✓	✓	✓	✓	✗	✗	✓
Embed Posts	✓	✓	✓	✓	✗	✗	✗
Direct Messages	✓	✓	✓	✗	✗	✗	✗
Group Direct Messages	✓	✓	✓	✗	✗	✗	✗
Pinned Posts	✓	✓	✓	✗	✗	✗	✗
Customizable Lists	✓	✓	✓	✗	✗	✗	✗
Encrypted Direct Messages	✓	$	✗	✗	✗	✗	✗
Audio/Video Chat	✗	✓	✗	✗	✗	✗	✓
AI-Powered User Activity Ratings	✓	✗	✗	✗	✗	✗	✗
Enhanced Blocking	✓	✗	✗	✗	✗	✗	✗
Auto-Numbered Threads	✓	✗	✗	✗	✗	✗	✗
Collaborative Threads	✓	✗	✗	✗	✗	✗	✗
Auto-Threading	✓	✗	✗	✗	✗	✗	✗
Auto-Generated Thread Summaries	✓	✗	✗	✗	✗	✗	✗
Anti-Abuse Tools	✓	✗	✗	✗	✗	✗	✗
Free Monetization Button	✓	✗	✗	✗	✗	✗	✗
Trending Topics Word Cloud	✓	✗	✗	✗	✗	✗	✗
Customizable News Feed	✓	✗	✗	✗	✗	✗	✗

Features as of 11/16/2023

Creating a New Social Experience

Spoutible is not just another social media platform; it's a response to the growing discontent with the negativity and misinformation rampant on traditional platforms. It's about building a community where everyone feels safe to express themselves. Users can share and discuss current affairs with a robust, customizable news feed, making Spoutible a go-to platform for real-time information and constructive discussions.

Steady Growth and Recognition

Since its launch in February 2023, Spoutible has quickly gained traction among users who value our commitment to user safety and innovative approach to combating long-standing social media challenges. The organic growth Spoutible has experienced is nothing short of remarkable. With over 200,000 users joining within the first few weeks, the platform's growth has been fueled solely by word-of-mouth and resonates with a broad audience seeking a safer, more inclusive social media space.

 Jo Anne Moore

★★★★★ November 10, 2023

Safe. Warm. Welcoming. Easy to use. Helpful people to get you started. Trolling discouraged. Abuse not tolerated. Bots quickly booted. Great features that let you control your social media experience. Lots of different communities for lots of interests. Still a fairly new platform but growing at an astounding rate. SO much progress in so little time. If you're unhappy with noise & hate on other platforms, you should give it a try.

 Elizabeth E.

★★★★★ November 12, 2023

Very user-friendly app, very welcoming members! Update: I've been using Spoutible since April. and it's the most welcoming platform I've found. Mr. Bouzy cares about Spoutible, and works hard to keep making it better and better! New features are constantly being added, and the community he's built is second to none. I would highly recommend Spoutible to anyone!

 Cheryl Neal

★★★★★ November 12, 2023

11/12/23 Update: Feeling same. Wouldn't change a word of my initial comment. 07/26/23: Incredible - didn't think it was possible to enjoy engaging and learning in a safe and welcoming environment. It's been such a refreshing change - I'm feeling confident enough to comment instead of my usual lurking.

 Scott Sigman

★★★★★ November 15, 2023

It's a more positive vibe across the platform than Twitter, or whatever you call it, but different enough that I have to figure out some of how it works.

The Evidence is in the Numbers (Cloudflare)

Our recent analytics reflect a trajectory of growth that's both astounding and indicative of the potential Spoutible holds:

- **Impressive Growth:** In just 9 months since launch, Spoutible has amassed 267.63 million monthly requests, indicating sustained user engagement and platform growth.
- **High Data Transfer:** Users consume 14.07 terabytes of data monthly, demonstrating substantial content interaction and a rich user experience.
- **Significant Page Views:** With 13.47 million monthly page views, Spoutible shows high levels of content consumption, demonstrating effective user retention and content discovery mechanisms.
- **Consistent Visits:** Spoutible recorded 13.21 million monthly visits, reflecting a strong and steady user base.
- **Dominant US User Base**: The United States leads the traffic by a wide margin with 151.66 million requests, which is nearly double the combined requests of the next three leading countries.
- **Global Reach:** Spoutible enjoys international reach, with significant requests coming from the United States (151.66M), Singapore (80.54M), Canada (13.35M), Germany (4.86M), and the United Kingdom (3.94M), indicating a diverse and global user base.
- **Trending Upwards:** The time-series graph shows an overall upward trend in requests, especially notable spikes in traffic from the United States and Singapore, suggesting viral content in these regions.

- **Sustained Interest:** The consistent level of requests over time demonstrates that user interest remains high, and the platform is successfully maintaining its user base.



Stats provided by Cloudflare's dashboard.

Financial Projection

CPM Ads

- Impressions: 53,880,000 monthly impressions (which is 13.47 million page views multiplied by approximately 4 ads per page as users scroll their timeline and other sections of the website).

- CPM (Cost Per Thousand Impressions): $3

Monthly Revenue from Ads:

- Assuming that impressions will at least double each year:

- Year 1: 53,880,000 impressions/month

- Year 2: 107,760,000 impressions/month

- Year 3: 215,520,000 impressions/month

Premium Membership

- Price: $3.99 monthly

- Initial Subscribers: 6000

- Monthly Growth Rate: 5%

Developer API Access

- Initial Developers: 100

- Monthly Charge per Developer: $49.99

- Monthly Growth Rate: Let's assume a 10% monthly growth rate, considering the increasing demand for API access in tech-driven markets.

Yearly Projections:

CPM Ads:

- Year 1: $1,940,880

- Year 2: $3,881,760

- Year 3: $7,763,520

Premium Membership:

- Year 1: $400,108.81

- Year 2: $718,537.94

- Year 3: $1,290,390.90

Developer API Access:

- Year 1: $106,900.03

- Year 2: $335,498.10

- Year 3: $1,052,936.76

Total Revenues:

- Year 1: $2,447,888.84

- Year 2: $4,935,796.04

- Year 3: $10,106,847.66

This future projection is not guaranteed.



Valuation:

- Conservative Multiple: 5x

- Moderate Multiple: 8x

- Optimistic Multiple: 12x

Based on the Revenue Multiple approach and Year 1 projected revenue, the estimated valuations are:

- Conservative Valuation: $14,704,344.05

- Moderate Valuation: $23,525,350.48

- Optimistic Valuation: $35,290,525.72



This future projection is not guaranteed.

Assumptions and Methodology:

1. **CPM Ads:** The increase in page views proportionally increases monthly impressions. The CPM rate remains constant.

2. **Premium Membership:** The growth rate is held constant at 5% per month.

3. **Developer API Access:** Starting with 100 developers, we assume a higher growth rate of 10% due to the expanding market for API services. The monthly charge per developer is set at $49.99.

4. **Revenue Calculations:** Each revenue stream is calculated separately and then summed up to get the total annual revenue.

5. **Valuation:** Valuations are based on a multiple of the first year's total revenue, with different multiples representing varying market conditions and growth expectations.

Valuation

Our steady user acquisition, innovative AI features, and a strong commitment to inclusivity and user safety underpin the request for a $20 million valuation. The valuation also reflects the potential revenue from ads, premium features, and API offerings. The robust user base and the faster growth pace compared to Twitter's early growth further substantiate the valuation, painting a promising picture of Spoutible's future market share and profitability.

Investor Perks

$100+ A special badge on the investor's Spoutible profile.

$500+ All previous perks + one year free subscription to Spoutible Pro.

$2,500+ All previous perks + invitations to virtual town hall meetings with the Spoutible leadership team.

$10,000+ All previous perks + an invitation to an annual investor meet-up or a special event.

$25,000+ All previous perks + an opportunity to meet one-on-one with key team members.

Future Aspirations

We're not stopping here. Our roadmap includes exciting upcoming features like Interest-based Connections, AI Assistant for content curation, and Pods for live audio and video chats, all aimed at creating a more interactive and user-centric platform.

Your investment through Wefunder will fuel our ongoing efforts to enhance platform features, improve user experience, and expand our user base. Together, we can make Spoutible a shining example of how social media can and should be – a space of meaningful interactions, unmarred by the toxicity that plagues traditional platforms.

Join us in creating a better online community for all. Explore our Wefunder page to learn more about our vision, the team behind Spoutible, and how you can be a part of this exciting venture.

Thank you for considering this opportunity. Together, let's redefine social media!